SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Enable Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

292480100

(CUSIP Number)

Jason M. Ryan

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy, Inc. 74-0694415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 53.8%
14	TYPE OF REPORTING PERSON HC; CO

*

Includes 139,704,916 Common Units resulting from the one-for-one conversion of all of the Partnership’s issued and outstanding Subordinated Units on August 30, 2017 upon the termination of the subordination period as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split. Does not include 14,520,000 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”). See the discussion in Item 4 in Amendment No. 2 on Schedule 13D/A filed on February 22, 2016 for more information regarding the Series A Preferred Units.

**

Based on the number of Common Units (435,073,301) issued and outstanding as set forth on the cover of the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2019.

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy Midstream, Inc. 83-1094103
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 53.8%
14	TYPE OF REPORTING PERSON CO

*

Includes 139,704,916 Common Units resulting from the one-for-one conversion of all of the Partnership’s issued and outstanding Subordinated Units on August 30, 2017 upon the termination of the subordination period as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split.

**

Based on the number of Common Units (435,073,301) issued and outstanding as set forth on the cover of the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2019.

Explanatory Note: This Amendment No. 10 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on June 9, 2014, as amended by Amendment No. 1 on Schedule 13D/A filed on February 1, 2016, Amendment No. 2 on Schedule 13D/A filed on February 22, 2016, Amendment No. 3 on Schedule 13D/A filed on July 21, 2016, Amendment No. 4 on Schedule 13D/A filed on November 30, 2016, Amendment No. 5 on Schedule 13D/A filed on July 18, 2017, Amendment No. 6 on Schedule 13D/A filed on August 4, 2017, Amendment No. 7 on Schedule 13D/A filed on August 30, 2017, Amendment No. 8 on Schedule 13D/A filed on February 27, 2018 and Amendment No. 9 on Schedule 13D/A filed on September 10, 2018 (“Amendment No. 9”) (as previously amended, the “Original Schedule 13D,” and as further amended by this Amendment, the “Schedule 13D/A”), with the Securities and Exchange Commission (the “Commission”) relating to the limited partner interests in Enable Midstream Partners, LP, a Delaware limited partnership (the “Issuer” or “Partnership”). Prior to Amendment No. 9 filed jointly by CenterPoint and CenterPoint Energy Midstream, Inc., a Delaware Corporation (“CNP Midstream”), the Original Schedule 13D was filed jointly by CenterPoint Energy, Inc., a Texas corporation (“CenterPoint”), and CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 4.	Purposes of Transactions

This Item 4 shall be deemed to amend and supplement Item 4 of the Original Schedule 13D as set forth below.

(a) As previously disclosed, CenterPoint has evaluated various strategic alternatives for its investment in the Partnership, including the reduction of its ownership of the Common Units it holds in the Partnership over time through sales in the public equity markets, or otherwise, subject to market conditions, in accordance with the applicable provisions of the Partnership Agreement. CenterPoint has no intention to reduce its ownership of Common Units in the Partnership and currently plans to hold such Common Units and to utilize any cash distributions received on such Common Units to finance a portion of CenterPoint’s capital expenditure program.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may consider or alter their plans or proposals in respect of any such enumerated plans in the future.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 of the Original Schedule 13D in its entirety.

(a)

•	CNP Midstream holds directly 233,856,623 Common Units, representing approximately 53.8% of the outstanding Common Units of the Partnership.

•

CenterPoint, as the sole stockholder of CNP Midstream, may, pursuant to Rule 13d-3, be deemed to beneficially own the 233,856,623 Common Units held of record by CNP Midstream, representing approximately 53.8% of the outstanding Common Units.

•

Through their ownership interest in the General Partner, CenterPoint and CNP Midstream may be deemed to beneficially own an interest in the General Partner’s non-economic general partner interest and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions).

•	In addition, as of the date of this report, certain of the Listed Persons beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
Milton Carroll	2,500			*
Susan O. Rheney	2,500			*
Phillip R. Smith	1,138			*
Peter S. Wareing	100,000	(1)		*
Tracy B. Bridge	15,000			*
Scott M. Prochazka	10,000			*

*	Less than 1% of the class beneficially owned.
(1)

Owned directly by Wareing and Company Ltd. of which the Listed Person is a general partner. The Listed Person disclaims beneficial ownership of the Common Units except to the extent of his pecuniary interest.

The percentages set forth in Item 5(a) are based on the number of Common Units (435,073,301) issued and outstanding as set forth on the cover of the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2019.

The Series A Preferred Units are not included in the calculation of the Reporting Persons’ beneficial ownership. See the discussion in Item 4 in Amendment No. 2 on Schedule 13D/A filed on February 22, 2016 for more information regarding the Series A Preferred Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Exhibit A to this Schedule 13D/A for additional information applicable to the Listed Persons. To the Reporting Persons’ knowledge, each of the Listed Persons listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in Item 5(a).

(c) Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover pages of this Schedule 13D/A and in this Item 5. Except for the foregoing and the cash distributions described in the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership attached hereto as Exhibit W, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors and Executive Officers of CenterPoint and CNP Midstream (filed herewith).

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Master Formation Agreement dated as of March 14, 2013 by and among CenterPoint Energy, Inc., OGE Energy Corp., Bronco Midstream Holdings, LLC and Bronco Midstream Holdings II, LLC filed as Exhibit 2.1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit D	Contribution Agreement, dated as of May 30, 2014 by and among CERC, CenterPoint Energy Southeastern Pipelines Holding, LLC and the Partnership (filed as Exhibit D to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CERC’s Quarterly Report on Form 10-Q (File No. 001-13265) filed with the Commission on November 12, 2013 and incorporated herein in its entirety by reference).

Exhibit F	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit G	Underwriting Agreement, dated as of April 10, 2014, by and among the Partnership, the General Partner, Enogex Holdings LLC and the underwriters named therein (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on April 16, 2014 and incorporated herein in its entirety by reference).

Exhibit H	Registration Rights Agreement dated as of May 1, 2013 by and among CenterPoint Energy Field Services LP, CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC, and Enogex Holdings LLC (filed as Exhibit 10.12 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit I	Indenture, dated as of May 27, 2014, between the Partnership and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit J	First Supplemental Indenture, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit K	Registration Rights Agreement, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and RBS Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, and RBC Capital Markets, LLC, as representatives of the initial purchasers (filed as Exhibit 4.3 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit L	Joint Filing Statement (filed as Exhibit L to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Midstream, Inc., filed with the Commission on September 10, 2018 and incorporated herein in its entirety by reference).

Exhibit M	Press release, dated as of January 29, 2016 (filed as Exhibit M to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit N	Press release, dated as of February 1, 2016 (filed as Exhibit N to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit O	Registration Rights Agreement, dated as of February 18, 2016 (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit P	Third Amended and Restated Agreement of Limited Partnership, dated as of February 18, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit Q	Purchase Agreement, dated as of January 28, 2016, by and between CenterPoint Energy, Inc. and Enable Midstream Partners, LP (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit R	Waiver Agreement by and among CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC and Enable GP, LLC (filed as Exhibit R to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 22, 2016 and incorporated herein in its entirety by reference).

Exhibit S	Fourth Amended and Restated Agreement of Limited Partnership, dated as of June 22, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on June 22, 2016 and incorporated herein in its entirety by reference).

Exhibit T	Form of Lock-Up Letter (included as Exhibit C to the Underwriting Agreement, dated as of November 22, 2016, by and among the Partnership, Enogex Holdings LLC and the underwriters named therein, filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on November 29, 2016 and incorporated herein in its entirety by reference).

Exhibit U	Waiver Agreement, dated as of November 29, 2016, by and among CenterPoint Energy Resources Corp. and OGE Enogex Holdings LLC (filed as Exhibit U to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on November 30, 2016 and incorporated herein in its entirety by reference).

Exhibit V	Third Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on June 24, 2016 and incorporated herein in its entirety by reference).

Exhibit W	Fifth Amended and Restated Agreement of Limited Partnership, dated as of November 14, 2017 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on November 15, 2017 and incorporated herein in its entirety by reference).

Exhibit X	Contribution Agreement, dated as of September 4, 2018, by and between CERC and CNP Midstream (filed as Exhibit X to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Midstream, Inc., filed with the Commission on September 10, 2018 and incorporated herein in its entirety by reference).

Exhibit Y	Joinder Agreement, dated as of September 4, 2018, executed by CNP Midstream (filed as Exhibit Y to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Midstream, Inc., filed with the Commission on September 10, 2018 and incorporated herein in its entirety by reference).

Exhibit Z	Joinder Agreement, dated as of September 4, 2018, executed by CNP Midstream (filed as Exhibit Z to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Midstream, Inc., filed with the Commission on September 10, 2018 and incorporated herein in its entirety by reference).

Exhibit AA	Notice Letter, dated as of August 31, 2018, executed by CNP Midstream and CERC (filed as Exhibit AA to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Midstream, Inc., filed with the Commission on September 10, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2019

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY MIDSTREAM, INC.

By:	/s/ Jason M. Ryan	By:	/s/ Jason M. Ryan
Name:	Jason M. Ryan	Name:	Jason M. Ryan
Title:	Senior Vice President and General Counsel	Title:	Vice President